Mail Stop 3561

May 10, 2006

Mr. William R. Mills
Senior Vice President and Treasurer/Chief Financial Officer
Weis Markets, Inc.
1000 S. Second Street, P.O. Box 471
Sunbury, PA 17801-0471

     RE: Weis Markets, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2005
             Filed March 3, 2006
             File No. 001-5039

Dear Mr. Mills:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               George F. Ohsiek, Jr.
               Branch Chief